                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on May 1, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  May 1, 2007

                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

               G. WILLI-FOOD EXPECTS RECORD QUARTERLY REVENUES FOR
            FIRST QUARTER OF 2007; 28% GROWTH IN REVENUES OVER PRIOR
                              YEAR'S FIRST QUARTER

     INITIAL CONTRIBUTIONS FROM LAISH ACQUISITION COMPLEMENT ORGANIC GROWTH
                    COMPANY EXPANDS INTO NEW LOGISTIC CENTER

YAVNE, ISRAEL - MAY 1, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "Company" or "Willi Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it expects to report record revenues for any single quarter in the Company's history for the first quarter of 2007, with growth of approximately 28% over the first quarter of 2006.

Mr. Zwi Williger, President and COO of Willi-Food commented, "The first quarter of 2007 marked a significant period of progress and expansion for Willi Food. We believe that we have made great strides in executing our international growth initiatives, and we expect to deliver record quarterly revenues for the period.
In January, we closed the acquisition of Laish Israeli, a U.S. importer and distributor of kosher food products, which is already beginning to contribute to our results. More recently, we concluded a joint venture with the Baron Family to form a global kosher trade and export company that we expect to further extend our international capabilities by adding complementary product lines and presence in several new markets.

"On the operational side of the business, we are pleased to announce the completion of our new state of the art logistics center situated in Yavne. We recently relocated our corporate offices to the new facility, and we look forward to realizing cost savings from consolidation of warehouse operations and implementation of new inventory management systems."

Willi-Food expects to publish its financial results for the first quarter of
2007 in late May. The Company will host an earnings conference call at that time.

The Company stated that financial reporting from recent acquisitions and joint ventures are consolidated into Willi-Food's financial results and will not be itemized going forward.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FACTORS ARE
UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION
STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY
OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS
RELEASE.

CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-2233
chen@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com